EXHIBIT A

Samrat Khichi
Principal Terms of Employment

This term sheet dated August 25, 2017 (the “Term Sheet”) sets forth the principal terms and conditions of Samrat Khichi’s (“Executive”) employment with BD following the Closing. The terms and conditions of employment provided in this Term Sheet are conditioned upon the occurrence of the Closing and approval by the Board of Directors of BD, and shall be null and void in the event that either such condition does not occur. Terms used in this Term Sheet but not defined herein shall have the meanings ascribed to them in the Offer Letter.

Title	Executive Vice President and General Counsel
Duties; Responsibilities
Reports to the Chairman and Chief Executive Officer of BD.  Subject to approval of the Board, Executive shall be a corporate officer of BD. Executive shall serve as BD’s chief legal adviser and shall: (i) counsel management on the legal implications of all organization activities and problems; (ii) provide legal services as required in legal proceedings; (iii) keep abreast of legislative and administrative regulatory developments; and (iv) obtain the services of outside counsel as required to complement available internal legal resources.

Base Salary	Through September 2018, a base salary of $600,000 (“Base Salary”). Following September 2018, Base Salary shall be commensurate with Executive’s position as an executive officer of BD.
STI/LTI
•    Through September 2018, an annual short-term incentive target opportunity (“STI”) equal to 75% of Base Salary and an annual long-term incentive target opportunity equal to $1,250,000. Following September, 2018, STI shall be commensurate with Executive’s position as an executive officer of BD. The form of, amount and vesting conditions related to, annual long-term incentive awards (“Annual LTI”) granted to Executive shall be substantially similar to those granted to similarly situated executives of BD. Executive shall be entitled to receive his 2017 annual bonus pursuant to the terms of Section 7.06(d) of the Merger Agreement. If BD terminates the employment of Executive without Cause or Executive resigns for Good Reason (each as defined below) following the Closing but prior to December 31, 2017, Executive shall receive a prorated annual bonus in accordance with Section 7.06(d) of the Merger Agreement.
•    If the Closing occurs before the date Bard grants long-term incentive awards for 2018, BD shall grant Executive Annual LTI equal to $1,250,000 at the same time as it grants Annual LTI in the ordinary course of business to those Bard employees that are employed by BD following the Transaction.
•    If the Closing occurs following the date Bard grants long-term incentive awards for 2018 and the grant date value of the awards granted to Executive is less than $1,250,000, BD shall grant Executive Annual LTI with a target opportunity equal to the grant date value of the difference between the value of the award granted by Bard and $1,250,000, with such Annual LTI granted at the same time as BD grants Annual LTI in the ordinary course of business to those Bard employees that are employed by BD following the Transaction.

Employee Benefits
Through December 2018, BD shall provide Executive with (i) health and welfare benefits that are substantially comparable in the aggregate and (ii) retirement benefits that are no less favorable, in each case, to those provided to Executive by Bard immediately prior to Closing. Commencing January 1, 2019, Executive shall be eligible to participate in employee benefit plans sponsored by BD in accordance with the terms of such plans.

Treatment of Bard COC Agreement Cash Severance
•    The total cash severance payment provided under the Bard COC Agreement is equal to $3,154,029 (the “Total Cash Severance”). Executive hereby agrees to the conversion of the Total Cash Severance into a retention award (the “Retention Award”), which shall vest and become payable in cash as follows:
o    At Closing, BD shall pay Executive one-third of the Retention Award.
o    The remaining two-thirds of the Retention Award shall vest and become payable in equal installments on continued employment through each of the first two anniversaries of the Closing or, if earlier, on a termination of employment by BD without Cause (as defined below) or by Executive with Good Reason (as defined below) or as a result of Executive’s death or disability (as defined in the BD long-term disability plan).
•    Executive agrees to waive (i) good reason under the Bard COC Agreement and (ii) deposit of amounts in respect of cash severance entitlements into the rabbi trust.

SIRP Treatment
•    Plan Freeze. Executive shall agree to enter into an amendment (the “Amendment”) to the Supplemental Insurance Retirement Plan Agreement by and between Executive and Bard, dated July 16, 2014 (the “SIRP Agreement”). The Amendment shall provide that the values of the lump sum change of control enhanced benefit and the normal form retirement benefit shall be fixed as of Closing:
o    (i) as of Closing, the total SIRP benefit taking into account the change of control enhancement under Article VI shall be determined and vest without regard to whether termination of employment occurs during the three year period following Closing;
o    (ii) as of Closing, all future SIRP benefit accruals shall be frozen since the change of control enhancement takes into account future service, compensation increases and earnings through age 65; and
o    (iii) as of termination of Executive’s employment at any time following Closing, the total enhanced SIRP benefit determined pursuant to clause (i) shall be paid as follows: the amount equal to the accrued SIRP benefit (whether or not vested) determined as of Closing based on actual service and compensation through the date of Closing shall be paid in monthly installments over 15 years commencing on the later to occur of Executive’s termination of employment or age 55, and the benefit attributable to the change of control enhancement (equal the total SIRP benefit determined under clause (i) above, less the accrued SIRP benefit determined as of Closing) shall be paid in a lump sum upon termination of employment, subject to a six month delay as applicable.
•    SIRP Benefit. As of April 1, 2017, Executive’s total SIRP benefit under sub-bullet (i) was $3,826,038 (assuming for the purposes of this Term Sheet that the Transaction closed on such date), and the portion of this amount attributable to the change of control enhancement was $3,622,854, and the portion of this amount attributable to the normal form retirement benefit was $203,184. As of Closing, and in connection with the Amendment, Executive’s total SIRP benefit shall be recalculated under the existing terms (including, for the avoidance of doubt, a discount rate of 4.29%) of the SIRP Agreement. As of the date Executive terminates employment with BD, BD shall provide Executive with a statement showing value of the total SIRP benefit adjusted to reflect the time value of the benefit based on the discount rate.
•    One-Time Election. Executive shall be provided an election to change the payment of the normal retirement benefit from monthly installments over 15 years commencing on the later to occur of Executive’s termination of employment or age 55, to a lump sum amount payable 5 years following such event.
•    Rabbi Trust. Executive agrees to waive deposit of amounts payable under the SIRP Agreement into the rabbi trust.

Unvested Equity Awards
•    At Closing, BD shall vest Executive’s unvested converted Bard equity awards (including for the avoidance of doubt any converted Bard “premium” MSPP Units):
o    BD SARs (converted Bard options) shall remain exercisable for the term of the awards
o    BD RSUs (converted Bard RSUs and PLTIPs) shall be settled in BD shares as soon as administratively practicable following Closing
•    BD Units (converted Bard MSPP Units) shall be settled in BD shares on the date Executive elected to receive payment and, if no election was made, the earlier to occur of the fourth anniversary of the date of grant or the date that is six months following termination of employment.

Vested Equity Awards
•    For the avoidance of doubt, under the terms of the Transaction Agreement, Executive’s (i) vested Bard Options shall be converted to vested BD SARs and shall remain exercisable for the term of the awards and (ii) Bard “elective” MSPP Units granted in 2015 or later shall be converted into BD Units.

Restrictive Covenants
The Agreement Relating to Inventions, Trade Secrets and Confidential Information with Covenant Not to Compete by and between Bard and Executive, dated May 2, 2014 (the “Restrictive Covenant Agreement”), shall continue in effect following Closing.

Notwithstanding anything set forth in this Agreement or the Restrictive Covenant Agreement to the contrary, (i) Executive shall not be prohibited from reporting possible violations of federal or state law or regulation to any governmental agency or entity or making other disclosures that are protected under the whistleblower provisions of federal or state law or regulation, nor is Executive required to notify BD regarding any such reporting, disclosure or cooperation with the government, and (ii) no provision contained in this Agreement or the Restrictive Covenant Agreement is intended to conflict with Section 1833(b) of the Defend Trade Secrets Act of 2016 or create liability for disclosures of trade secrets that are expressly allowed by such Section.

BD COC Arrangement	At Closing, Executive shall become party to a change of control agreement substantially in the form provided to similarly situated executives of BD.
Relinquishment of Bard COC Agreement; Survival of Certain Provisions
Executive agrees to relinquish the Bard COC Agreement and waive all rights thereunder; except that Sections 6(f) (Key Employees), 8 (Full Settlement), 9 (Gross Up), 10 (Confidential Information), 11 (Successors) and 12 (Miscellaneous) of the Bard COC Agreement shall continue to apply following the Closing, it being understood and agreed that Section 9 shall apply only to payments that could be subject to the excise tax imposed by Section 4999 of the Code in connection with the Transaction.

Definitions
Cause shall have the meaning set forth in the Bard COC Agreement

Good Reason shall mean, in each case without the prior written consent of Executive, a (i) material reduction in base salary or target bonus, provided that any such reduction occurring from or after September 2018 shall not constitute Good Reason where such reduction similarly affects similarly situated executives, (ii) relocation of principal place of employment by more than fifty (50) miles, (iii) material breach by BD of this Term Sheet or the Offer Letter, or (iv) a material diminution in Executive's authority, duties, responsibilities, title, position or reporting.  Executive shall provide notice to the Executive Vice President and Chief Human Resources Officer of BD of the existence of Good Reason condition within ninety (90) days of the date Executive learns of the condition, and BD shall have a period of thirty (30) days during which it may remedy the condition, and in case of full remedy such condition shall not be deemed to constitute Good Reason.

Section 409A. The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), to the extent subject thereto, and accordingly, to the maximum extent permitted, this Agreement shall be interpreted and administered to be in compliance therewith. Notwithstanding anything contained herein to the contrary, Executive shall not be considered to have terminated employment with BD for purposes of any payments under this Agreement which are subject to Section 409A until Executive would be considered to have incurred a “separation from service” from BD within the meaning of Section 409A. Each amount to be paid or benefit to be provided under this Agreement shall be construed as a separate identified payment for purposes of Section 409A. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement or any other arrangement between Executive and BD during the six-month period immediately following Executive’s separation from service shall instead be paid on the first business day after the date that is six months following Executive’s separation from service (or, if earlier, Executive’s date of death). To the extent required to avoid an accelerated or additional tax under Section 409A, amounts reimbursable to Executive under this Agreement or any other arrangement between Executive and BD shall be paid to Executive on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in kind benefits provided to Executive) during one year may not affect amounts reimbursable or provided in any subsequent year. BD makes no representation that any or all of the payments described in this Agreement shall be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. Executive shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

Entire Agreement. This Agreement is the complete agreement regarding the terms and conditions discussed herein and shall supersede and replace any prior agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof, between Executive and BD, and may only be amended, modified or superseded in writing upon mutual agreement of Executive and BD.

Governing Law. This Agreement shall be construed under and be governed in all respects by the laws of the State of New Jersey, without regard to any conflicts of laws principles thereof that would cause the laws of any other jurisdiction to apply. Any action or proceeding to enforce the provisions of the

Agreement shall be brought only in a state court located in the State of New Jersey, Bergen County, or a federal court located in the State of New Jersey, and each of Executive and BD consents to the venue and jurisdiction of such court.

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IN WITNESS WHEREOF, the parties have executed this Term Sheet as of the date first written above.

BECTON, DICKINSON AND COMPANY

By: _________________________________
Name: Vincent Forlenza
      Title:    Chairman and Chief Executive Officer

SAMRAT KHICHI

By: _________________________________